Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTELLICHECK MOBILISA, INC.

Intellicheck Mobilisa, Inc., a Delaware corporation (the "Corporation"), does hereby certify:

FIRST: The Board of Directors of the Corporation (the “Board”), acting at a meeting in accordance with Section 141 of the General Corporation Law of the State of Delaware, adopted a resolution authorizing the Corporation to effect a reverse split of its common stock and to file this Certificate of Amendment:

Upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), each 8 shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holder thereof, be combined and converted into one share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, the Corporation's transfer agent shall cancel all fractional shares and stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale based on the fair market value of such fractional shares on the date of the filing of this amendment.

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be in its corporate name this 12th day of August, 2014.

INTELLICHECK MOBILISA, INC.

By: /s/ Bill White

Name: Bill White

Title: Chief Financial Officer

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